CUSIP No. 705324 10 1                                         Page 1 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                          Pediatrix Medical Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   705324 10 1
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                                 (CUSIP Number)

Welsh, Carson, Anderson              Othon A. Prounis, Esq.
  & Stowe                            Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500            Maynard & Kristol
New York, New York  10022            45 Rockefeller Plaza
Attention: Jonathan Rather           New York, New York  10111
Tel. (212) 893-9500                  Tel. (212) 841-5700

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
--------
      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 705324 10 1                                         Page 2 of 6 Pages



1)   Name of Reporting Person            Welsh, Carson, Ander-
      and I.R.S. Identification             son & Stowe VII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
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2)   Check the Appropriate Box                     (a) [X]
     if a Member of a Group                        (b) [ ]
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3)   SEC Use Only

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4)    Source of Funds                              Not Applicable

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5)    Check if Disclosure of
      Legal Proceedings Is                         Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
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6)    Citizenship or Place
      of Organization                              Delaware
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Number of                     7)   Sole Voting     2,757,877 shares of
Shares Beneficially                  Power         Common Stock
Owned by Each
Reporting Person
                              -------------------------------------------------
                              8)   Shared Voting
                                     Power                -0-
                              -------------------------------------------------
                              9)   Sole Disposi-   2,757,877 shares of
                                     tive Power    Common Stock
                              -------------------------------------------------
                              10)  Shared Dis-
                                    positive Power        -0-
                              -------------------------------------------------
11)  Aggregate Amount Beneficially                 2,757,877 shares of
      Owned by Each Reporting Person               Common Stock
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12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
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13)   Percent of Class
      Represented by                          11.7%
      Amount in Row (11)
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14)   Type of Reporting
      Person                                       PN

CUSIP No. 705324 10 1                                         Page 3 of 6 Pages


1)   Name of Reporting Person        WCAS Healthcare
      and I.R.S. Identification        Partners, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
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2)   Check the Appropriate Box                     (a) [X]
     if a Member of a Group                        (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only

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4)    Source of Funds                              Not Applicable

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5)    Check if Disclosure of
      Legal Proceedings Is                         Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                      Delaware
-------------------------------------------------------------------------------
Number of                     7)  Sole Voting      57,673 shares of
Shares Beneficially                Power           Common Stock
Owned by Each
Reporting Person
                              -------------------------------------------------
                              8)   Shared Voting
                                    Power                -0-
                              -------------------------------------------------
                              9)   Sole Disposi-   57,673 shares of
                                    tive Power      Common Stock
                              -------------------------------------------------
                              10)  Shared Dis-
                                    positive Power       -0-
                              -------------------------------------------------
11)    Aggregate Amount Beneficially               57,673 shares of
         Owned by Each Reporting Person            Common Stock
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12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
-------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                               0.2%
      Amount in Row (11)
-------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                       PN

CUSIP No. 705324 10 1                                         Page 4 of 6 Pages



                         Amendment No. 2 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Commission on May 22, 2001, as amended by Amendment No. 1 thereto filed on May 29, 2001 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          Item 5 is hereby amended and restated to read in its entirety as follows:

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

            The following information is based on a total of 23,640,542 shares of Common Stock outstanding as of August 7, 2001, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2001 filed with the Commission on August 14, 2001:

            (a)

            WCAS VII and VII Partners
            -------------------------

            WCAS VII owns 2,757,877 shares of Common Stock, or approximately 11.7% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

            WCAS HP and HP Partners
            -----------------------

            WCAS HP owns 57,673 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. HP Partners, as the general partner of WCAS HP, may be deemed to beneficially own the securities owned by WCAS HP.

            General Partners of VII Partners and HP Partners
            -------------------------------------------------

            (i) Patrick J. Welsh owns 23,892 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

           (ii)Russell L. Carson owns 23,892 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

            (iii) Bruce K. Anderson owns 23,892 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

            (iv) Thomas E. McInerney owns 18,949 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

            (v) Robert A. Minicucci owns 8,238 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

            (vi) Anthony J. deNicola owns 2,471 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 705324 10 1                                         Page 5 of 6 Pages

            (vii) Paul B. Queally owns 4,943 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

            (viii) Lawrence B. Sorrel owns no shares of Common Stock.

            (ix) Jonathan M. Rather owns no shares of Common Stock.

            (b) The general partners of VII Partners and HP Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VII and WCAS HP, respectively. Each of the general partners of VII Partners and HP Partners disclaims beneficial ownership of shares of Common Stock other than those he owns directly or by virtue of his or her indirect pro rata interest, as a general partner of VII Partners and/or HP Partners, as the case may be, in the securities owned by WCAS VII and/or WCAS HP.

            (c) On dates between August 14, 2001 and August 22, 2001, WCAS VII sold an aggregate 314,061 shares of Common Stock in open market transactions, at a weighted average sale price of $36.23 per share.

            (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VII or WCAS HP.

            (e) Not Applicable.

CUSIP No. 705324 10 1                                         Page 6 of 6 Pages



                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                        By: WCAS VII Partners, L.P.,
                              General Partner


                        By: /s/ Jonathan Rather
                           -------------------------
                              General Partner


                        WCAS HEALTHCARE PARTNERS, L.P.
                        By:  WCAS HP Partners, General Partner


                        By: /s/ Jonathan Rather
                           -------------------------
                              Attorney-in-Fact

Dated: August 28, 2001